UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission file number  1-8649

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:

The Toro Company Investment, Savings, and Employee Stock Ownership Plan

The Toro Company

8111 Lyndale Avenue South

Bloomington, MN  55420

Attn: Director, Total Rewards & HR Services

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Toro Company

8111 Lyndale Avenue South

Bloomington, MN  55420

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Financial Statements

December 31, 2014 and 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator
The Toro Company Investment, Savings,

and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of The Toro Company Investment, Savings, and Employee Stock Ownership Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, Line 4a — Schedule of Delinquent Participant Contributions for the year ended December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying Schedule H, Line 4a, Schedule of Delinquent Participant Contributions for the year ended December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP

Minneapolis, Minnesota
June 29, 2015

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets:
Investments at fair value:
Interest in the Toro Company Master Trust Fund	$874,676,520	$866,765,344

Employer contribution receivable	11,904,355	11,159,278
Employee contribution receivable	101,886	71,881
Total receivables	12,006,241	11,231,159

Total assets before adjustment at fair value	886,682,761	877,996,503

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(1,145,540)	(797,946)
Net assets available for benefits	$885,537,221	$877,198,557

See accompanying notes to financial statements.

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2014 and 2013

	2014	2013
Additions to net assets:
Investment income:
Plan interest in net investment income of the Toro Company Master Trust Fund	$42,824,631	$198,679,198
Net investment income	42,824,631	198,679,198

Employer contributions	15,935,049	15,034,590
Employee contributions	15,470,941	14,350,856
Rollover contributions	1,419,221	978,981
Total contributions	32,825,211	30,364,427

Total additions to net assets	75,649,842	229,043,625

Deductions from net assets:
Benefit payments	(67,129,261)	(55,368,963)
Administrative and other	(181,889)	(75,493)
Total deductions from net assets	(67,311,150)	(55,444,456)

Assets transferred from the Plan	(28)	—

Net increase in net assets available for benefits	8,338,664	173,599,169

Net assets available for benefits:
Beginning of year	877,198,557	703,599,388
End of year	$885,537,221	$877,198,557

See accompanying notes to financial statements.

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(1)                     Summary Description of Plan

The following description of The Toro Company Investment, Savings, and Employee Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document amended and restated as of January 1, 2009 for more complete information for calendar years prior to 2012. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2002, The Toro Company Employee Stock Ownership Plan was merged into The Toro Company Investment and Savings Plan to become the Plan. However, there continues to be an employee stock ownership (ESOP) portion and a profit sharing portion of the Plan. Effective September 2, 2003, the Exmark Manufacturing Company, Inc. 401(k) Profit Sharing Plan was merged into the Plan. Effective April 4, 2008, the Rain Master Irrigation Systems, Inc. 401(k) Profit Sharing Plan was merged into the Plan.

The primary purpose of the ESOP portion of the Plan is to provide employees who become participants in the Plan an opportunity to have their account balances invested in common stock, par value $1.00 per share (Common Stock), of The Toro Company (the Company). The portions of participant accounts that hold Common Stock of the Company are included in the ESOP portion of the Plan. The portions of participant accounts that do not hold such stock are included in the profit sharing portion of the Plan.

Participants may make their own contributions to the Plan. These are initially made to the profit sharing portion of the Plan.

Plan participants are also eligible to have the Company make ESOP and investment fund contributions to the Plan on their behalf after two years of qualifying service with the Company. Participants are fully vested in the entire balance of their individual accounts attributable to those contributions. The Company also makes matching contributions to the Plan with respect to participant contributions. Participants are eligible for matching contributions after completing one year of qualifying service with the Company. Company matching contributions, together with income attributable thereto, vest at a rate of 20% after one year of vesting service, with an additional 20% being accumulated annually thereafter until the participant is 100% vested.

Effective January 1, 2012, the Plan was amended and restated. As part of the amendment and restatement, the following key changes were made: eligibility requirements were all changed to 30 days, automatic enrollment levels increased from 2% to 4%, and a vesting schedule was established for the investment fund and ESOP contributions, which is now similar to the vesting schedule for all matching contributions.

Participants may choose to have their accounts including those initially invested in Common Stock of the Company invested in any of the investment funds made available under the Plan or in Common Stock of the Company. All contributions under the Plan are made to a trust that holds all of the assets of the Plan.

Participants may receive distributions from their vested accounts under the Plan upon termination of employment, retirement, or death in the form of a lump-sum payment or in installments. Additionally, at age 59½, participants are able to take in-service withdrawals. Participants are allowed to withdraw amounts that they previously rolled into the Plan. Withdrawals are also allowed from selected accounts in the event of a defined financial hardship to the extent necessary to satisfy the financial need. To the extent an account is invested in Common Stock of the Company, a withdrawal or distribution can be in the form of Common Stock of the Company or cash.

Benefit payments and transfers of participants’ interests are made by the trustee, Fidelity Investments (the Trustee).

During the years ended December 31, 2014 and 2013, forfeited nonvested accounts totaled $96,919 and $66,198, respectively. These amounts are used to offset future Company contributions.

The Company (the administrator of the Plan) designs, manufactures, and markets professional turf maintenance equipment and services, turf irrigation systems, agricultural microirrigation systems, landscaping equipment and lighting, underground utility equipment, concrete and hardscape equipment, and residential yard and snow removal products. The Company absorbs administrative costs of the Plan, with certain exceptions including investment management fees, which are netted against investment income.

(2)                     Summary of Significant Accounting Policies

a)             Basis of Financial Statement Presentation

The accompanying financial statements of the Plan are presented in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

b)             Investments

The Plan’s investments are in a Master Trust held by the Trustee. The investment securities are stated at fair value; fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value of equity securities is based on the last quoted bid price. Stable asset, asset allocation, and fixed income funds are valued at net asset value (NAV) of the underlying fund as a practical expedient. The NAV is based on the value of the net assets owned by the fund. While the underlying assets are actively traded on an exchange, the fund is not. There are no imposed redemption or liquidation restrictions on participants and the Plan has no further contractual obligations to further invest in the funds.

Purchases and sales of all securities are recorded on a trade-date basis. Interest is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Company maintains one Master Trust for two profit sharing and retirement plans that are sponsored by the Company. The two plans are the Plan and The Toro Company Profit Sharing Plan for Plymouth Union Employees. The purpose of the Master Trust is to pool investment transactions and achieve uniform rates of return on comparable funds under all plans. The Master Trust invests in fully benefit-responsive investment contracts stated at fair value, which are then adjusted to contract value. Fair value of the contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The Plan’s proportionate share of net investment income from the Master Trust is based upon the percentage of the fair value of the Plan’s investment in the Master Trust’s net assets. The Plan’s percentage interest in the net assets of the Master Trust was approximately 99% as of December 31, 2014 and 2013.

c)              Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company, as the administrator of the Plan, to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

d)             Concentrations of Risk

The Plan has investments in a variety of investment funds within the Master Trust. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The assets held by the Master Trust include the Common Stock of the Company. At December 31, 2014 and 2013, approximately 37% and 39%, respectively, of the investments of the Master Trust were invested in Common Stock of the Company. The underlying value of the Common Stock of the Company is entirely dependent upon the performance of the Company and the market’s evaluation of such performance and other factors.

e)              Fully Benefit-Responsive Investment Contracts

The Plan indirectly invests in investment contracts and security-backed contracts through the Wells Fargo Stable Return Fund G. An investment contract is a contract issued by a financial institution to provide a stated return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and comprises two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party. The yield earned by the Wells Fargo Stable Return Fund G at December 31, 2014 and Wells Fargo Stable Value Fund E at December 31, 2013 was 1.40% and 1.36%, respectively.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the Master Trust, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

f)                New Accounting Pronouncements

In May 2015, the FASB issued Accounting Standards Update No. 2015-07 (ASU 2015-07), Disclosures for Investments in Certain Entities That Calculate Net Asset Value Per Share (Or Its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (NAV) as a practical expedient. It also removes the requirement to make certain disclosures for all investments valued using NAV as a practical expedient.  The ASU is effective for public business entities for fiscal years beginning after December 15, 2015. Early adoption is permitted. The Company is currently evaluating these amendments, and does not believe the change will be material to the financial statements.

(3)                     Funding Policy, Contributions, and Plan Transfers

For the ESOP portion of the Plan, the Company, at its discretion, may choose to make an annual contribution to a qualified employee’s or participant’s account in the form of Common Stock of the Company. To the extent that a contribution is made for a plan year, it is contributed based on a percentage of the participant’s eligible compensation for the plan year.

For the profit sharing portion of the Plan, the Company, at its discretion, may choose to make an annual contribution to a qualified employee’s or participant’s account in the form of cash. This contribution is allocated to a participant’s account based on a participant’s allocation of funds under the 401(k) feature. To the extent that a contribution is made for a plan year, it is contributed based on a percentage of the participant’s eligible compensation for the plan year plus a percentage of the participant’s eligible compensation above the Social Security taxable wage base.

Participants can also elect salary reduction elections under a 401(k) feature, after-tax contributions, and rollover funds from other qualified plans. The Company may, at its discretion, make a matching contribution to employee contributions to the Plan.

Transfers to/from other funds represent participant elected rollovers to/from plans of other employers or other transfers to/from other plans.

(4)                     Party-in-interest Transactions

The Trustee and the Company are parties in interest with respect to the Plan. The Plan’s investments are held by the Trustee, and some of the investment funds available to participants include mutual funds managed by the Trustee. In the opinion of the Plan’s legal counsel, transactions between the Plan and the Trustee are exempt from being considered as “prohibited transactions” under the ERISA Section 408(b).

At December 31, 2014 and 2013, the Plan held 5,012,002 and 5,319,210 shares, respectively, of common stock of The Toro Company, the sponsoring employer, with a cost basis of approximately $80.8 million and $73.7 million, respectively. During the year ended December 31, 2014, the Plan recorded The Toro Company common stock dividend income of $3.4 million.

(5)                     Plan Termination

The Company has voluntarily agreed to make contributions to the Plan. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. Each participant’s interest in the Plan is 100% vested at all times, except for the portion attributable to matching contributions which is vested in a manner described above. Upon termination of the Plan, interests of active participants in the Plan fully vest.

(6)                     Master Trust Fund

Under the terms of the trust agreement, the Trustee manages investment funds on behalf of the Plan. The Trustee has been granted discretionary authority concerning the purchases and sales of the investments of the investment funds, except to the extent the Trustee is subject to the discretion of participants, other fiduciaries, or the Company. In accordance with the trust agreement, the assets of the Plan are held together with assets of other plans sponsored by the Company in the Master Trust. Investment income related to the Master Trust is allocated to the individual plans based upon beginning of the month balances invested in the Plan. Transactions involving Toro Company stock qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules under ERISA.

Fair values of Master Trust investments at December 31, 2014 and 2013 were as follows:

	2014	2013
Mutual funds:
U.S. small-cap equities	$38,455,675	$41,005,467
U.S. mid-cap equities	51,733,860	48,249,964
U.S. large-cap equities	162,417,580	157,422,699
International small-cap equities	6,746,547	6,039,532
International large-cap equities	28,966,653	32,725,859
Stable asset funds	83,123,995	100,787,143
Asset allocation funds	151,980,184	122,908,658
Fixed income funds	19,654,090	17,729,392
Money market funds	13,725,468	3,579,365
The Toro Company Common Stock	321,857,743	340,367,884
Total Master Trust investments	$878,661,795	$870,815,963

Plan interest in Master Trust	$874,676,520	$866,765,344

Net investment income for the Master Trust for the years ended December 31, 2014 and 2013 was as follows:

	2014	2013
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Mutual funds:
U.S. small-cap equities	$(1,607,787)	$6,018,933
U.S. mid-cap equities	401,855	8,956,708
U.S. large-cap equities	17,747,997	31,610,382
International small-cap equities	(554,937)	899,630
International large-cap equities	(1,192,763)	5,054,117
Stable asset funds	1,610,712	(523,992)
Asset allocation funds	9,102,279	15,204,942
Fixed income funds	978,344	(432,943)
The Toro Company Common Stock	912,293	113,262,406
Net realized and unrealized appreciation	27,397,993	180,050,183

Dividends	15,578,614	17,597,972
Net investment income	$42,976,607	$197,648,155

The Master Trust categorizes its assets and liabilities into one of three levels based on the assumptions (inputs) used in valuing the asset or liability. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Master Trust’s investments in small, mid, and large-cap equities, in the United States and internationally, as well as investments in Common Stock of the Company and money market funds are classified as Level 1 assets in the fair value hierarchy. The Master Trust’s investments in stable asset, asset allocation, and fixed income funds are classified as Level 2 assets in the fair value hierarchy to the extent that the Master Trust has the ability to redeem its interest within 90 days of the measurement date with no liquidity restrictions.

Assets measured at fair value as of December 31, 2014 and 2013 are summarized below:

2014	Fair Value	Level 1	Level 2	Level 3
Mutual funds:
U.S. small-cap equities	$38,455,675	$38,455,675	$—	$—
U.S. mid-cap equities	51,733,860	51,733,860	—	—
U.S. large-cap equities	162,417,580	162,417,580	—	—
International small-cap equities	6,746,547	6,746,547	—	—
International large-cap equities	28,966,653	28,966,653	—	—
Stable asset funds	83,123,995	—	83,123,995	—
Asset allocation funds	151,980,184	—	151,980,184	—
Fixed income funds	19,654,090	—	19,654,090	—
Money market funds	13,725,468	13,725,468	—	—
The Toro Company Common Stock	321,857,743	321,857,743	—	—
Total assets	$878,661,795	$623,903,526	$254,758,269	$—

2013	Fair Value	Level 1	Level 2	Level 3
Mutual funds:
U.S. small-cap equities	$41,005,467	$41,005,467	$—	$—
U.S. mid-cap equities	48,249,964	48,249,964	—	—
U.S. large-cap equities	157,422,699	157,422,699	—	—
International small-cap equities	6,039,532	6,039,532	—	—
International large-cap equities	32,725,859	32,725,859	—	—
Stable asset funds	100,787,143	—	100,787,143	—
Asset allocation funds	122,908,658	—	122,908,658	—
Fixed income funds	17,729,392	—	17,729,392	—
Money market funds	3,579,365	3,579,365	—	—
The Toro Company Common Stock	340,367,884	340,367,884	—	—
Total assets	$870,815,963	$629,390,770	$241,425,193	$—

There were no transfers between Level 1 and Level 2 during the years ended December 31, 2014 and 2013.

The following presents investments in the Master Trust as of December 31, 2014 and 2013 that represent 5% or more of the Master Trust’s net assets in either year:

	2014	2013
Wells Fargo Stable Return	$83,123,995	—
Wells Fargo Stable Value	—	$100,787,143
T. Rowe Price Equity Income Fund	—	52,289,678
Vanguard Institutional Index	162,417,580	32,352,664
Growth Fund of America	—	72,780,357
The Toro Company Common Stock	321,857,743	340,367,884

(7)                     Federal Income Taxes

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated October 17, 2013, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Company, as the administrator of the Plan, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires the Plan’s sponsor to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes that the Plan is no longer subject to income tax examinations for years prior to 2011.

(8)                     Reconciliation of Differences between these Financial Statements and the Financial Information Required on Form 5500:

December 31, 2014
Net assets available for benefits as presented in these financial statements	$885,537,221
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2014	1,145,540
Net assets available for benefits as presented on Form 5500	$886,682,761

Year Ended December 31, 2014
Net increase in net assets available for benefits as presented in these financial statements	$8,338,664
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2014	1,145,540
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2013	(797,946)
Net increase in net assets available for benefits as presented on Form 5500	$8,686,258

December 31, 2013
Net assets available for benefits as presented in these financial statements	$877,198,557
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2013	797,946
Net assets available for benefits as presented on Form 5500	$877,996,503

Year Ended December 31, 2013
Net increase in net assets available for benefits as presented in these financial statements	$173,599,169
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2013	797,946
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2012	(2,829,250)
Net increase in net assets available for benefits as presented on Form 5500	$171,567,865

(9)                     Subsequent Events

The Company evaluated all subsequent events through June 29, 2015 and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Schedule 1

THE TORO COMPANY INVESTMENT, SAVINGS,

AND EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, Line 4a — Schedule of Delinquent Participant Contributions

Year ended December 31, 2014

Participant contributions	Total that constitute nonexempt			Total fully
transferred late to Plan	prohibited transactions			corrected
		Contributions		under
		corrected		VFCP and
Check here if late		outside Voluntary	Contributions	Prohibited
participant loan	Contributions	Fiduciary	pending	Transaction
repayments are	not	Correction	correction in	Exemption
included:	corrected	Program (VFCP)	VFCP	2002-51
$83,737.23	$83,737.23

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Toro Company Investment, Savings, and
Employee Stock Ownership Plan

Date: June 29, 2015	By	/s/ Renee J. Peterson
Renee J. Peterson
Vice President, Treasurer and
Chief Financial Officer
of The Toro Company

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm